Exhibit 4.44

DATED 16th October 2006

BARCLAYS BANK PLC (1)

- and -

CHRISTOPHER GEORGE LUCAS (2)

CONTRACT OF EMPLOYMENT

This Agreement is made the 16th day of October 2006

BETWEEN:

(1)	BARCLAYS BANK PLC (a company registered in England and Wales under no. 1026167) whose registered office is at 1 Churchill Place, London E14 5HP (“Barclays”) and;

(2)	CHRISTOPHER GEORGE LUCAS

WHEREAS:

The parties agree that you shall be employed by Barclays as Group Finance Director on the terms and conditions set out in this Agreement.

IT IS HEREBY AGREED:

1.	DEFINITIONS

1.1	In this Agreement:

“Associated Company” means any company which for the time being is:

(i)	a holding company (as defined by Section 736 of the Companies Act 1985) of Barclays;

(ii)	a subsidiary (as defined by Section 736 of the Companies Act 1985) of Barclays or of its holding company;

(iii)	a company over which Barclays has control within the meaning of Section 840 of the Income and Corporation Taxes Act
1988; or

(iv)	a subsidiary undertaking of Barclays as defined by Section 258 of the Companies Act 1985;

“Barclays Group” means Barclays and any Associated Company and “member of the Barclays Group” shall be construed accordingly;

“Board” means the Board of Directors for the time being of Barclays and any duly appointed committee of the Board;

“Employment” means your employment under this Agreement.

1.2	References to any statute includes any modification or re-enactment of it.

1.3	References to Clauses and schedules are unless otherwise stated to Clauses of and schedules to this Agreement.

1.4	For the avoidance of doubt, in the event of a conflict between the terms of this Employment Contract and Schedule 1, Schedule 1 shall take precedence.

2.	PRE-EMPLOYMENT CONDITIONS

2.1	Your Employment is subject to and conditional upon approval by the FSA. Approval will be sought by or on behalf of Barclays. You will be notified when this condition has been satisfied.

2.2	You hereby warrant that as at the Start Date (as hereinafter defined) you will not be precluded or restricted by virtue of any term of any agreement, undertaking or court order from entering into this Contract or undertaking or properly performing any of the duties of your Employment with Barclays save for reasons outside your control.

3.	APPOINTMENT AND TERM

3.1	This Agreement shall take effect and the Employment shall commence on 1 April 2007 (the “Start Date”).

3.2	From the Start Date you shall be employed as Group Finance Director or in such other capacity of equivalent status as Barclays reasonably decides from time to time. You shall also be appointed as a director of Barclays PLC and of Barclays, and be appointed as a member of Barclays Group Executive Committee (the “Executive Committee”) in each case with effect from the Start Date. Your duties as a director of Barclays or any member of the Barclays Group are subject to the Articles of Association of the relevant company for the time being.

3.3	While your initial place of work will be London you will work at and/or travel to such places (inside and outside the United Kingdom) as Barclays may require from time to time provided that Barclays will not require you to relocate without your prior consent, such consent not to be unreasonably withheld. If you are required to work outside the UK for a period in excess of one month you will be notified of the additional terms which will apply.

3.4	Subject to Clause 15, your employment may be terminated on:

3.4.1	12 months’ written notice given at any time by Barclays to you; or

3.4.2	6 months’ written notice given at any time by you to Barclays.

4.	DUTIES

4.1	During your Employment, you shall:

4.1.1	diligently and competently perform such duties and exercise such powers and functions not inconsistent with the holding and status of the position of a Group Finance Director or being appointed as a director of Barclays PLC and of Barclays and a member of the Executive Committee as may reasonably be assigned to or vested to you from time to time by the Board in relation to any member of the Barclays Group;

4.1.2	faithfully and loyally serve Barclays to the best of your ability and use your best endeavours to promote the interests of the Barclays Group to the best of your ability and to this end during working hours devote your time and attention, exclusively to your duties under this Agreement;

4.1.3	comply with all reasonable requests, instructions and regulations given by the Board or anyone authorised by it and promptly provide such explanations, information and assistance as to your activities in the business of the Barclays Group as they may reasonably require;

4.1.4	neither engage in any activities which would detract from the proper performance of your duties under this Agreement, nor (without the prior written consent of the Board) in any capacity including as director, shareholder, principal, consultant, agent, partner or employee engage or be concerned or interested directly or indirectly in any other trade, business or occupation whatsoever. This Clause shall not prevent you holding shares for investment purposes only of securities which do not exceed five per cent (5%) in nominal value of the share capital or stock of any class of any company quoted on a recognised stock exchange.

4.2	Notwithstanding the provisions of Clause 4.1, Barclays shall:

4.2.1	be entitled at any time to appoint another person or persons to act jointly with you as a short term or interim measure, such appointment being subject to your consent, such consent not to be unreasonably withheld;

4.2.2	have the right to require you at any time to carry out such special projects or duties commensurate with your abilities and status as Group Finance Director as Barclays shall in its absolute discretion determine; and

4.2.3	have the right to suspend you at any time from the performance of any duties or exclude you from any premises of Barclays to allow it to undertake any investigation including, but not limited to, any investigation under the disciplinary procedure or failure to obtain or hold any regulatory authorisations necessary to fulfil the position held by you provided any such suspension or exclusion shall not be for more than three months.

4.3	If either party has given notice to terminate your employment, Barclays may, in its absolute discretion, at any time for a period not exceeding six months, require you to cease performing your job and/or not to attend at your place of work for the whole or part of your notice period (“garden leave”), without affecting your obligations to attend and serve Barclays during any part of the notice period at such location(s) as it may reasonably require in accordance with the terms of this Agreement and your entitlement to salary and contractual benefits and any right to participate in any incentive arrangements will continue, subject always to the rules of any relevant scheme or policy relating to such benefits and/or incentive arrangements. For the avoidance of doubt, during any period of “garden leave” under this Clause, you shall remain bound by the terms and conditions of your employment (except as expressly included in this Clause) and, in particular, by your obligations of confidentiality and good faith to Barclays.

4.4	During any period of suspension under Clause 4.2.3 or any period of “garden leave” under Clause 4.3, Barclays shall have the right to require you not to have any business dealings with any director or employee of any member of the Barclays Group or any person, firm or company who at the date of such suspension or exclusion is a client or customer of any member of the Barclays Croup, and or carry out any of your duties as a director, without the prior consent of the Chairman.

5.	DEALING RULES

5.1	You hereby agree to be bound by and comply with the Barclays Group Share Dealing Code or with any more stringent dealing rules applicable to you of which Barclays notifies you. You must know and comply with all legal, regulatory and governance obligations, including the provisions of the Regulatory Compliance policies that are relevant to your direct responsibilities or business activities. As it is anticipated that you will be an Approved Person you must comply with the FSA Statement of Principles and Code of Practice for Approved Persons. Failure to meet the Principles/Standards or comply with the Code of Practice may subject you to investigation or discipline by the FSA and/or Barclays.

6.	REMUNERATION AND REIMBURSEMENT OF EXPENSES

6.1	Barclays shall pay you a basic salary at the rate of £600,000 per annum payable in arrears by equal monthly instalments on or by the last day of each month. Your basic salary is inclusive of any fees to which you may be entitled as a director of any member of the Barclays Group. Your basic salary shall be reviewed annually without commitment to increase. The first such review shall take place on and with effect from the earlier of (i) 1 April 2008; and (ii) the date on which the basic salaries of Board directors are reviewed for the performance year 2008. Your basic salary will be paid into the Barclays bank account of your choice.

6.2	You will be eligible to receive a discretionary bonus award, in respect of each financial year subject to such rules of the bonus scheme as may be from time to time in force and the following conditions:

6.2.1	the amount, structure and form of any bonus award will be determined by Barclays in its sole discretion (which for the avoidance of doubt includes the right to make a nil award);

6.2.2	Currently, if you are considered for an award of £100,000 or more, your award will comprise two elements:

(i)	a payment in cash for up to 75% of the value of the award for which you are considered; and

(ii)	a recommendation to the trustee of the Executive Share Award Scheme (ESAS) that you be granted an award over Barclays PLC shares where the basic allocation represents up to 25% of the value of the award, subject to and in accordance with the rules of the ESAS in force at the time.

6.2.3	any award will only be paid if you are in Barclays employment and not serving out a period of notice of termination with Barclays (whether given or received by you before the time of its payment) which will be no later than 31 March following the end of the relevant performance year; and

6.2.4	any award will be paid less deductions of income tax and National Insurance Contributions, as appropriate.

6.3	Barclays shall reimburse you all travelling, hotel, entertainment and other expenses properly and reasonably incurred by you in the performance of your duties under this Agreement and properly claimed and vouched for in accordance with Barclays current expense reporting procedure.

7.	LONG TERM INCENTIVES

7.1	You will be considered on an annual basis for participation in any long term incentive plans designed for executives subject to the rules of any plan in force from time to time. Any award or recommendation by Barclays will be entirely at its discretion. Barclays reserves the right to withdraw, amend or replace any plan at any time provided that you shall be afforded the opportunity to participate in all long term incentive plans made available to other executive directors of the Board.

8.	PENSIONS PROVISION AND LIFE ASSURANCE

8.1	There is a pension scheme in operation in relation to your employment called the afterwork section of the Barclays Bank UK Retirement Fund (the “Fund”), afterwork is a cash balance hybrid arrangement which is contracted-in to the State Second Pension. Therefore, a contracting out certificate is not currently in force.

8.1.1	You will join afterwork automatically on commencement of your employment unless you opt out under Clause 8.2 below. Your membership of and participation in afterwork shall be subject to the Trust Deed and Rules of the Fund in force from time to time.

8.1.2	On condition that you make a minimum contribution of 3% of your Basic Salary up to the Earnings Cap to your Investment Account of afterwork, Barclays will make an Additional Payment. The Additional Payment will be equal in value to 25% of your Basic Salary less the value of the employer contribution in respect of you to afterwork under the Rules of the Fund. The Additional Payment will be made in the form of an additional employer contribution to your Investment Account of afterwork or, subject to Barclays consent, as a cash sum which will be subject to deduction for income tax at your marginal rate and National Insurance Contributions.

8.1.3	You acknowledge that joining afterwork may affect the validity of any Enhanced Protection which you have taken or intend to take and that Barclays will not be liable for any tax charge which you may suffer as a consequence of this.

8.2	As an alternative to the benefits provided under Clause 8.1 above, you may opt out of joining afterwork and elect to take a cash option equal to 25% of your Basic Salary, which will be taxed at your marginal rate and be subject to National Insurance Contributions.

8.3	In the event of your death whilst in the service of Barclays, a lump sum of 4 x Basic Salary is payable subject to the Trust Deed and Rules of the Fund in force from time to time. You will be liable for tax on the Insurance Premium for:

8.3.1	the cover above your Lifetime Allowance, if you join afterwork under Clause 8.1; and

8.3.2	the full amount of the cover if you take the cash option under Clause 8.2.

If the lump sum payable causes your Lifetime Allowance to be exceeded, your estate will be liable for any applicable tax charge on the excess.

For the purposes of this clause 8:

“Basic Salary” shall mean your basic salary excluding any bonus or other incentive award or benefit of employment at the date of your death.

“Earnings Cap” shall mean a cap on pensionable salary as determined each year by Barclays and which is currently £108,600 for the 2006/07 tax year.

“Enhanced Protection” and “Lifetime Allowance” have the meanings given to them under the Finance Act 2004.

9	OTHER BENEFITS

9.1	Subject to the rules of the relevant schemes from time to time in force, Barclays will at the date of this Agreement provide the following benefits to you. For the avoidance of doubt, these benefits are provided at the discretion of Barclays and do not create enforceable contract terms under the Contracts (Rights of Third Parties) Act 1999 or otherwise. Barclays shall have the right to change these arrangements or withdraw the provision of these benefits as it sees fit:

9.1.1	You will be eligible to participate in the Barclays car scheme, which provides the option of a car for personal and business use or a non-pensionable cash alternative (currently £8,800), which will be payable subject to income tax and National Insurance Contributions, as appropriate.

9.1.2	Medical cover will be available through AXA/PPP or any substitute scheme operated by Barclays for its employees. Medical cover may be provided for your spouse and dependants at your cost through a separate scheme. All cover will cease on you leaving employment whether on retirement, resignation or for any other reason without prejudice always to your entitlement to these benefits during your notice period pursuant to Clause 3.4.

9.1.3	You will be eligible to participate in Barclays III Health Income Plan or such similar plan which is operated by Barclays from time to time subject to the rules of such a scheme.

9.1.4	If the Board decides in its discretion to operate and so long as you satisfy the eligibility criteria, you may participate in either or both of the Barclays Group SAYE Share Option Scheme (“Sharesave”) and the Barclays PLC Share Incentive Plan (“Sharepurchase”) in accordance with the rules of the schemes.

9.2	Barclays agrees to comply with its obligations under Schedule 1 to this Agreement (subject to the terms of Schedule 1).

10.	HOLIDAYS

10.1	In addition to Bank and Public Holidays, you shall be entitled to 30 working days’ paid holiday during each holiday year, which runs from 1 March to the end of February the following year. Your holiday dates must be agreed with the Group Chief Executive. Regulation 15(1-4) of the Working Time Regulations 1998 (dates on which leave is taken) do not apply. You may not carry forward any unused part of your holiday entitlement to a subsequent holiday year without the written consent of the Group Chief Executive.

10.2

If you join or leave during a holiday year, your holiday entitlement will be recalculated as 2.5 day’s holiday for each completed month worked in the year. If when you leave Employment you have taken less holiday than your accrued entitlement, you will be paid salary in lieu of any outstanding holiday entitlement. If when you leave you have taken more holiday than your accrued entitlement, you will have to repay to Barclays any salary received in excess of your proportionate holiday entitlement. One day’s holiday pay will be deemed to be 1/260th of your annual basic salary.

11.	INCAPACITY

11.1	If at any time you are prevented by illness or accident or other incapacity from properly performing the duties of your employment, you shall report this fact forthwith to the Group Chief Executive (or such other person as may be notified to you from time to time). You shall be required to produce an appropriate doctor’s certificate in respect of any period of absence of more than seven consecutive days. You may be asked to submit to a medical examination as directed by Barclays.

11.2	Subject to you complying with Clause 11.1, if as a result of illness or accident or other incapacity you are unable to perform your duties, you will be eligible to receive your basic salary for a period of 26 weeks (whether consecutive or not) in any period of 12 consecutive months. Thereafter Barclays may by notice to you discontinue payment in whole or in part of your salary until such incapacity shall cease or terminate this Agreement. Any payment will be subject to the deduction of any Statutory Sick Pay or social security or other benefits payable to you including any sums recoverable from a third party. Your qualifying days for Statutory Sick Pay purposes are Monday to Friday.

12.	INTELLECTUAL PROPERTY

12.1	You will promptly disclose to Barclays and keep confidential all inventions, copyright works, designs or technical know-how conceived or made by you alone or with others in the course of the Employment. You will hold all such intellectual property in trust for Barclays and will do everything necessary or desirable at Barclays expense to vest the intellectual property fully in Barclays and/or to secure patent or other appropriate forms of protection for the intellectual property. Decisions as to the protection or exploitation of any intellectual property shall be in the absolute discretion of Barclays.

13.	CONFIDENTIAL INFORMATION

13.1	You shall not during the Employment (except as necessary for the proper performance of your duties) or at any time after its termination for any reason whatsoever disclose to any person whatsoever or otherwise make use of any confidential or secret information which you have or may have acquired in the course of your employment concerning the business or affairs of any member of the Barclays Group or any of their suppliers or customers.

13.2	Confidential information includes but is not limited to:

13.2.1	corporate and marketing strategy, business development plans, sales reports and research results;

13.2.2	business methods and processes, technical information and know-how relating to the Barclays Group’s business and which is not available to the public generally, including inventions, designs, programmes, techniques, database systems, formulae and ideas;

13.2.3	business contacts, lists or details of customers and suppliers and details of contacts with them, their business or affairs;

13.2.4	information on employees and the terms and conditions of their employment, details of employee benefits, incentive schemes/plans, salary scales, trade union/employee disputes (current or anticipated);

13.2.5	information or details of any actual, potential or threatened litigation, legal action, claim, dispute or arbitration against or with any member of the Barclays Group or any director, officer or employee of the Barclays Group in such capacity and any information in respect of provisions for any such action;

13.2.6	budgets, management accounts, trading statements and other financial reports; and

13.2.7	unpublished price sensitive information relating to shares or securities listed or dealt in on any recognised stock exchange.

13.3	You shall at all times comply with any relevant Barclays policies on the security of information and shall use your best endeavours to prevent any unauthorised publication or disclosure of any confidential or secret information.

13.4	The restrictions in this Clause 13 shall not apply in respect of information in the public domain (save as a result of default by you) or if such information is required to be produced by a court of law, or by a governmental or regulatory body.

14.	RESTRICTIVE COVENANTS

14.1	You shall not without the prior written consent of the Board (such consent to be withheld only so far as may be reasonably necessary to protect the legitimate interests of the Barclays Group) either on your own behalf or on behalf of any other person, firm or company

14.1.1	for a period of 6 months from the termination of your employment be engaged or interested (whether as a director, shareholder, principal, consultant, agent, partner or employee) in any business within the United Kingdom and/or any other country in the European Union which is competitive or likely to be competitive with any business of the Barclays Group in the provision of banking or financial services with which you were concerned to a material extent during the period of 12 months prior to the termination of the Employment and which is carried on by the Barclays Group as at the date the Employment terminates;

14.1.2	for a period of 12 months from the termination of the Employment (on your own account or on behalf of any person, firm or company) directly or indirectly canvass or solicit business for products or services similar to those being offered by the Barclays Group from any person, firm or company who is or has been a customer of the Barclays Group in the 12 months prior to the termination of the Employment and with whom you had material dealings in respect of banking facilities or other products or services provided by the Barclays Group during that period;

14.1.3	for a period of 12 months from the termination of the Employment directly or indirectly induce or attempt to induce or entice away any director, officer or senior employee to leave the employment of the Barclays Group and with whom you had material dealings in the 12 months prior to the termination of the Employment.

14.2	Each of the restrictions contained in Clauses 14.1.1, 14.1.2 and 14.1.3 of this Clause are considered by the parties to be reasonable in all the circumstances as at the date of this Agreement. However, the parties agree that if any one or more of such restrictions shall be judged to be void as going beyond what is reasonable in all the circumstances for the protection of the interests of the Barclays Group but if words were deleted or the period was reduced or the range of activities or area covered was reduced in scope would be valid the restrictions shall be deemed to apply with such modifications as may be necessary to make them valid and effective. Any such modification shall not affect the validity of any other restriction contained in this Agreement.

14.3	The period of restriction stated in Clauses 14.1.1, 14.1.2 and 14.1.3 shall be reduced by the length of time, if any, that you have been on “garden leave” pursuant to Clause 4.3.

15.	TERMINATION ON THE HAPPENING OF CERTAIN EVENTS

15.1	Without prejudice to any remedy Barclays may have against you for breach or non-performance of any of the provisions of this Agreement, Barclays may (without thereby incurring any obligation to pay compensation (including, but without limitation, any payment in lieu of notice) save in relation to payments accrued and owing at the date of termination) immediately terminate the Employment by notice in writing to you if you shall:

15.1.1	become bankrupt (or equivalent in any other jurisdiction) or become the subject of an interim order under the Insolvency Act 1986 or make any arrangements or composition with your creditors; or

15.1.2	be convicted of any criminal offence for which a custodial sentence may be imposed (other than minor road traffic offences and offences which, in the opinion of Barclays, does not affect your position as an employee of Barclays, bearing in mind the nature of your duties and the capacity in which you are employed); or

15.1.3	commit any act of dishonesty whether relating to any member of the Barclays Group, other employees or otherwise; or

15.1.4	be guilty of any serious misconduct or any conduct calculated or tending to bring any member of the Barclays Group or yourself into disrepute or be guilty of any material breach or non-observance of any of the provisions of this Agreement or be guilty of any serious negligence in carrying out your duties properly assigned to you under this Agreement; or

15.1.5	cease to hold or fail to obtain any regulatory approvals or consents which are required for the effective discharge by you of any duties assigned to you save where such cessation or failure is as a result of a default by any member of the Barclays Group; or

15.1.6	if you become prohibited by law from being a director.

15.2	Barclays reserves the option in its absolute discretion to terminate your employment by giving you notice and (subject to Barclays right to place you on “garden leave” for a period not exceeding 6 months under clause 4.3) in addition to any sums due under or in respect of Schedule 1, pay to you your basic salary and bonus (as defined in clause 15.3 below) subject to deductions for income tax and National Insurance Contributions (as appropriate) in equal instalments at such time(s) as you would have received such payment(s) of basic salary had you been required to work for the whole or remainder of such notice period. The amount of such payment(s) (including the amount in respect of bonus) shall be pro rated for the applicable period of the notice period. Benefits will be credited to you in the pension scheme referred to in Clause 8 as if you had remained in service for the applicable period of the notice period. You acknowledge and accept your obligation to mitigate your loss by seeking comparable new employment. If you commence alternative employment or your services are employed during the period in which payments are due or pension scheme benefits are to be credited, Barclays reserves the right to cease further payment or further crediting of pension scheme benefits.

15.3	For the purposes of Clause 15.2 “bonus” will be calculated as:

15.3.1	the average of the value of the annual bonuses which you have received in respect of the three completed financial years preceding termination of your employment under Clause 15.2 (subject to this average being capped at 100% of the basic salary prevailing at the time Barclays exercises the option described in clause 15.2) or, if greater, 50% of your current basic salary;

15.3.2	an annual bonus under Clause 6.2 pro rated for the period of the financial year until Barclays exercises its discretion to give notice under Clause 15.2, in which case, Clause 6.2.3 shall cease to apply. Payment of such annual bonus will be paid in a lump sum no later than 31 March following the end of the relevant financial year; and

15.3.3	furthermore, you may also be eligible for a further discretionary amount, at Barclays absolute discretion, in respect of substantive services and commensurate with your performance, during your period of notice, provided that this amount, when added to the amount calculated in Clauses 15.3.1 and 15.3.2 above, does not exceed the maximum bonus opportunity available to executive directors from time to time, and, will at the date of this Agreement, be 250% of your basic salary.

16.	RETURN OF BARCLAYS DOCUMENTS

16.1	Upon the termination of your employment for whatever reason, you shall deliver up to Barclays all vehicles, keys, credit cards, correspondence, documents, specifications, reports, papers and records (including any computer material such as discs or tapes) and any other property of any kind relating to the business of or belonging to any member of the Barclays Group which may be in your possession or under your control. You shall also deliver up all copies of such documents, which you have in your possession or under your control.

16.2	Following the termination of your employment for whatever reason, you shall not at any time represent yourself as still being connected with any member of the Barclays Group.

17.	STAFF HANDBOOK

17.1	Your employment shall also be governed by the terms and conditions applicable to Barclays staff contained in the Barclays Staff Handbook ‘You & Barclays’ (as may be amended from time to time) except where these are inconsistent with, or specifically dealt with by, the provisions of this Agreement, in which case the provisions of this Agreement shall apply.

18.	STATUTORY REQUIREMENTS

18.1	The following particulars are given in compliance with the requirements of Section 1 of the Employment Rights Act 1996.

18.1.1	You agree that the maximum weekly working time as set out in Regulation 4 of the Working Time Regulations 1998 shall not apply in relation to your employment. This condition shall apply indefinitely subject to your right to withdraw your agreement to the exclusion of the maximum weekly working time on providing three months’ written notice.

18.1.2	Barclays has a disciplinary and grievance procedure, details of which are in the staff manual. Barclays’ disciplinary procedure is not incorporated by reference in this Agreement and therefore does not form part of your contract of employment. If you have a grievance in relation to your employment or you are dissatisfied with a disciplinary decision against you may apply in writing to the Chairman whose decision will be final.

18.1.3	While your initial place of work will be London, you will work at and/or travel to such places (inside and outside the United Kingdom) as Barclays may require from time to time. If you are required to work outside the UK for a period in excess of one month, the additional terms which will apply will be notified to you.

18.1.4	There are no collective agreements with any trade unions which directly affect the terms and conditions of your employment.

19.	NOTICES

19.1	Any notice to be given under this Agreement shall be in writing. Notice to you shall be sufficiently given by being delivered personally to you or by being sent by first class post addressed to you at the address stated in this Agreement or the last place of residence in the UK notified to Barclays by you. Notice to Barclays shall be sufficiently given by being delivered to the Group Secretary or by being sent by first class post to the registered office of Barclays addressed for the attention of the Group Secretary. Any notice if posted shall be deemed served upon the third day following that on which it was posted.

20.	APPLICABLE LAW

20.1	English law shall apply to this Agreement and the parties submit to the jurisdiction of the English courts.

21.	MISCELLANEOUS

21.1	This Agreement, together with any documents referred to in it, sets out the whole agreement between the parties relating to and cancels all previous agreements, representations and arrangements in connection with your employment by Barclays.

21.2	No omission to exercise or delay in exercising any right, power or remedy provided to Barclays by law or under this Agreement will be a waiver of it.

21.3	Termination of this Agreement shall not affect any provisions which are intended to operate after termination.

21.4	For the purposes of the Employment Rights Act 1996 or otherwise, you hereby consent to the deduction of any sums owing by you to Barclays at any time from your salary or any other payment due from Barclays to you and You hereby also agrees to make a payment to Barclays of any sums owed by you to Barclays upon demand by Barclays at any time.

21.5	During your employment, you must comply with Barclays policies and procedures relating to the Data Protection Act 1998. This means that you consent to Barclays processing any data relating to you where it is necessary or reasonably required for the conduct of Barclays business. This may include personal data as well as documentation relating to your absence from work through sickness or injury. Further details of the type of data that is covered by this provision can be found in the Barclays Staff Handbook.

IN WITNESS the hands of the parties hereto

( SIGNED BY a duly
( authorised signatory for
( and on behalf of Barclays

SIGNED BY	) ) )

Schedule 1

1.	This Schedule forms part of the Service Agreement between Barclays Bank PLC and Christopher George Lucas, and, unless otherwise specified, all terms in this Schedule shall have the same meaning as the same terms in that Agreement

2.	Provided that at the date a payment or request is due to be made your Employment:

(i)	has not been terminated under Clause 15.1; nor

(ii)	have you ceased the Employment voluntarily or given Barclays notice of termination of the Employment, save in circumstances where you have been constructively dismissed as defined by English law,

you shall be entitled to:

(a)	in respect of the 2007 performance year:

(i)	a cash bonus of £450,000 payable no later than 28 February 2008; and

(ii)	a request from Barclays (the “Request”) to the Barclays Group Share Schemes Committee (the “Committee”), no later than 31 March 2008, that the Committee recommend to the Trustees of the Barclays Group (ESAS) Employees’ Benefit Trust (the “Trustees”) the grant of an award, pursuant and subject to the rules of the Barclays PLC Executive Share Award Scheme (“ESAS”), of ordinary shares in Barclays PLC with an aggregate market value on the date of grant of £150,000, and notwithstanding the rules of ESAS, Barclays will recommend to the Committee that you should only forfeit your ESAS award in the circumstances described at 2(i) and 2(ii) above;

(b)	a request by Barclays to the Committee, as soon as practicable after and in any event within 7 days of the Start Date, that the Committee recommend to the Trustees of the Barclays Group (PSP) Employees’ Benefit Trust the grant of an initial allocation of performance shares, such award to be made within 7 days of the Start Date, pursuant and subject to the rules of the Barclays PLC Performance Share Plan, with a net fair value equivalent of £600,000 as at the date of the award; and

(c)	in respect of your ‘buy out’:

(i)	a request by Barclays to the Committee, as soon as practicable after and in any event within 7 days of the Start Date, that the Committee recommend to the trustees of the Barclays Group (ESAS) Employee Benefit Trust (“Trustees”) that:

(A)	an award be made to you over Barclays PLC shares (“Shares”) under the Joiners Share Award Plan (“JSAP”), such award to be made within 7 days of the Start Date, with an equivalent value of £500,000; and that

(B)	the Shares subject to this award be released as follows:

(i)	50% in March 2008; and

(ii)	50% in March 2009.

(C)	that this JSAP award and recommended release dates are subject to the rules of the JSAP, provided that:

(i)	notwithstanding the rules of JSAP, Barclays will recommend to the Committee that you should only forfeit your JSAP award in the circumstances described at 2(i) and 2(ii) above; and, that, for the avoidance of doubt,

(ii)	if any event occurs under Rule 9 of the JSAP rules (Takeover, reconstruction and winding up of Barclays) Barclays will recommend to the Committee that all unreleased Shares should be released to you.

Any obligation upon the Barclays Group in clauses 2(a)(ii), 2(b), and 2(c)(i) of this Schedule to make any request shall be subject to compliance with any dealing restrictions applicable to the Barclays Group at that time, provided that the request shall be made as soon as practicable after such dealing restrictions cease to apply.

Any award paid or made in satisfaction of this Schedule will be paid less deductions for income tax and social security.

Barclays confirms, for the avoidance of doubt, that if it terminates your Employment otherwise than in accordance with Clause 15.1, you shall remain entitled to the benefit of the terms of this Schedule 1 notwithstanding the termination of your Employment.

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